SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Astronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

046433108
046433207
(CUSIP Number)

5096 SARANAC LLC
Daniel G. Keane
1801 Elmwood Avenue, Suite 1
Buffalo, New York 14207-2463
(716) 863-1110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON 5096 SARANAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 1,495,309 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 1,495,309 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 1,495,309 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

19.9% of the outstanding shares of Class B Common Stock

15.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

4.9% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

* See Items 5(a) and 5(b).

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,726 shares of Common Stock 74,372 shares of Class B Common Stock
	8	SHARED VOTING POWER* 1,495,309 shares of Class B Common Stock
	9	SOLE DISPOSITIVE POWER 44,726 shares of Common Stock 74,372 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER* 1,495,309 shares of Class B Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 44,726 shares of Common Stock 1,569,681 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

0.2% of the outstanding shares of Common Stock

20.9% of the outstanding shares of Class B Common Stock

16.0% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

5.2% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the SEC on January 21, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on April 10, 2017 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on May 15, 2017 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Astronics Corporation, a New York corporation (the "Issuer"), and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

On June 10, 2019, Kevin T. Keane, the former Chairman of the Board of Directors of the Issuer, passed away. After Kevin T. Keane's passing, his shares of Common Stock and Class B Common Stock were held, directly or through his estate including through trusts formed by the estate. On June 5, 2020, as disclosed in Item 3, the estate of Kevin T. Keane sold 178,904 shares of Common Stock and 297,488 shares of Class B Common Stock held by the estate to entities beneficially owned by descendants of Kevin T. Keane in an estate planning transaction. Following the June 5, 2020 sales, the estate of Kevin T. Keane holds 2,222 shares of Common Stock and 1 share of Class B Common Stock. Accordingly, Kevin T. Keane is no longer a reporting person on the Schedule 13D.

This Amendment No. 3 amends Items 2, 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed by:

(a)	(i) 5096 SARANAC LLC (the "LLC"), with respect to the shares of Common Stock and Class B Common Stock directly held by it; and

(ii) Daniel G. Keane ("Mr. D. Keane"), with respect to the shares of Common Stock and shares of Class B Common Stock held by him indirectly through the LLC and Donnellys LLC, a Delaware limited liability company 100% owned by a trust whose beneficiaries are the descendants of Mr. D. Keane ("Donnellys"), in each case, in his capacity as manager of the LLC and Donnellys.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock or Class B Common Stock.

(b)	The business address of each Reporting Person is 1801 Elmwood Avenue, Suite 1, Buffalo, New York 14207-2463.

(c)	The principal occupation of (i) the LLC is to serve as a holding company of shares of Common Stock and Class B Common Stock and (ii) Mr. D. Keane is to serve as a director, the President and the Chief Executive Officer of Mod-Pac Corp., a Delaware corporation.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 5 of 6 Pages

(f)	The LLC is a Delaware limited liability company. Mr. D. Keane is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented by the addition of the following:

On June 5, 2020, the estate of Kevin T. Keane sold (i) 178,904 shares of Common Stock, including 44,726 shares of Common Stock to Donnellys, at a price of $12.04 per share and (ii) 297,488 shares of Class B Common Stock, including 74,372 shares of Class B Common Stock to Donnellys, at a price of $10.46 per share.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. In addition, each share of Class B Common Stock is convertible into a share of Common Stock on a one-for-one basis. The cover pages to this Schedule 13D do not set forth beneficial ownership of the Common Stock as a result of such conversion right. The percentages reported in this Schedule 13D are calculated based upon the 23,258,552 shares of Common Stock and the 7,497,311 shares of Class B Common Stock outstanding as of May 1, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2020 filed with the SEC on May 7, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. In addition, each share of Class B Common Stock is convertible into a share of Common Stock on a one-for-one basis. The cover pages to this Schedule 13D do not set forth beneficial ownership of the Common Stock as a result of such conversion right.

(c)	See Item 3.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 046433108 046433207	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

5096 SARANAC LLC

By:	/s/ Daniel G. Keane
Name: Daniel G. Keane
Title: Manager

/s/ Daniel G. Keane
DANIEL G. KEANE